FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Securities Registration Record No. 175

Santiago, September 17, 2014

Ger. Gen. N° 79/2014

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador Bernardo O’Higgins  1449

Santiago, Chile

Ref.: Significant Event

Dear Sir,

In accordance with the provisions of articles 9 and 10, of Securities Market Law 18,045, and of General Norm 30 of the Superintendence, being duly authorized and in representation of Enersis S.A., I hereby inform you of a significant event:

Attached is a copy of a Significant Event published today by Endesa, S.A., the holding company of Enersis S.A., domiciled in the Kingdom of Spain.

Sincerely yours,

c.c.:	Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa Corredores de Valparaíso
Comisión Clasificadora de Riesgo
Banco Santander Santiago – Bond Holders Representative
Depósito Central de Valores

 In accordance with article 82 of the Securities Market Law, ENDESA, S.A. (the “Company” or “Endesa”), hereby submits the following

SIGNIFICANT EVENT

Further to significant event notice no. 210665, released on 11 September 2014, we hereby inform that the Board of Directors of Endesa, at its meeting held today, adopted, inter alia, the following resolutions:

I.

With regard to the binding proposal received from Enel, S.p.A. (“Enel”), through Enel Energy Europe, Sociedad Limitada Unipersonal (“Enel Energy”), which is wholly owned by Enel and is the majority shareholder of Endesa (with a 92.06% stake), the Board of Directors of Endesa, in accordance with the recommendation of its committee of independent directors created on 30 July, following a favourable report by the Audit and Compliance Committee, and after receiving related opinions and reports from the financial, strategic and legal advisers engaged by Endesa to assess the binding proposal received from Enel Energy from the perspective of the Company’s corporate interest, has resolved, subject to approval by Endesa’s shareholders at a meeting of shareholders called for this purpose (the “Special Meeting of Shareholders”), accept the proposal and therefore:

(i) To transfer to Enel Energy the 60.62% interest held directly and indirectly by Endesa in the Chilean company Enersis, S.A. (“Enersis”), parent company of Endesa’s operations in Latin America. More specifically, the stakes proposed to be acquired would be (i) 20.30% of the shares of Enersis held directly by Endesa and (ii) 100% of the shares of Endesa Latinoamérica, S.A. (“Endesa Latam”) (which in turn holds 40.32% of Enersis) currently held by Endesa (the “Acquisitions”).

The proposal provides for a total purchase price of 8,252.9 million euros (based on Enersis’ implicit share price of 215 Chilean pesos and equivalent to 0.28 euros, taking the exchange rate at 10 September 2014, after deducting 144 million euros for overhead costs and net liabilities of Endesa Latam).

(ii) If Endesa’s shareholders at the Special Meeting of Shareholders accept the proposed Acquisitions, and said Acquisitions are in effect carried out, the Company’s Board has resolved to submit for consideration at the Special Meeting of Shareholders the distribution to Endesa’s shareholders of an extraordinary cash dividend in the amount of 8,252,972,752.02 euros, which is 7.795 euros per share gross, substantially equivalent to the total consideration to be received by the Company as a result of the Acquisitions.

II.

To call the Special Meeting of Shareholders to be held at Endesa’s corporate headquarters, located at calle Ribera del Loira, 60, on 21 October 2014, at 12:30 p.m., with a single call notice.

The call notice for the Special Meeting of Shareholders will be published in the coming days in conformity with all legal requirements.

Madrid, 17 September 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: September 22, 2014